Filed by Social Capital Hedosophia Holdings Corp. III Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Clover Health Investments, Corp. Commission File No. 001-39252 Clover Health A Deeper Dive ConfidentialFiled by Social Capital Hedosophia Holdings Corp. III Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Clover Health Investments, Corp. Commission File No. 001-39252 Clover Health A Deeper Dive Confidential

ﬀ ﬀ ﬀ 2ﬀ ﬀ ﬀ 2

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6 Source: CMS, Kaiser Family Foundation, L.E.K.6 Source: CMS, Kaiser Family Foundation, L.E.K.

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• • Data • • Data Platform • • The Clover Assistant • 8 Closed loop system• • Data • • Data Platform • • The Clover Assistant • 8 Closed loop system

Combining Rich Data With Action Other Payors HCIT Big Tech Limited Data Actionability Engaging 9 Data Richness Shallow DeepCombining Rich Data With Action Other Payors HCIT Big Tech Limited Data Actionability Engaging 9 Data Richness Shallow Deep

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With the Clover Assistant, accurate risk adjustment comes as a by-product of improved decision- making and, most importantly, leads to earlier treatment of conditions. 11With the Clover Assistant, accurate risk adjustment comes as a by-product of improved decision- making and, most importantly, leads to earlier treatment of conditions. 11

✓ ✓ ✓ ✓ ✓ ✓ 12✓ ✓ ✓ ✓ ✓ ✓ 12

In just over 2 years since product launch, we have (2) over 2k highly engaged physicians contracted to use the CA across geographies and practice types. 13 (1) Based on estimated CMS 2021 base Medicare reimbursement fee rate for primary care visit. (2) Excludes physicians contracted for Direct Contracting program.In just over 2 years since product launch, we have (2) over 2k highly engaged physicians contracted to use the CA across geographies and practice types. 13 (1) Based on estimated CMS 2021 base Medicare reimbursement fee rate for primary care visit. (2) Excludes physicians contracted for Direct Contracting program.

Step 3: Physicians Value The Clover Assistant

In ~2 years since product launch, we've built a broad base of engaged physicians. Given our software-driven approach, we believe we can scale these results rapidly within existing and new markets.

Broad Engagement	**92%** *Onboarded PCPs used the CA for 92% of eligible visits in 2019*	**+59** *Trailing 6-month Net Promoter Score from physician survey*	**3 weeks** *Physician feedback helps drive new product releases on average every 3 weeks*	**68%** *Of CA physicians work in practices with 10 or less physicians*
Ease of Use	**11%** *Of surveyed Clover Assistant physicians do not have an EHR*	**22** *E&M codes no longer necessary given Clover Assistant payment structure*	**4 days** *Of time between Clover Assistant visit completion and payment on average*	**1 hour** *Of onboarding training needed*
Clinical Value	**11k+** *Care plans managed by the Clover Assistant per month on average*[1]	**2k** *Medication adjustment Clover Assistant prompts accepted per month on average*[2]	**0.81** *Net new diagnoses and care plans confirmed per member via Clover Assistant suggestion*[3]	**1,100** *bp differential in MCR for Clover Assistant panels vs. non-Clover Assistant PCP panels*

(1) In 2020 through October. Includes providing education about disease management, prescribing relevant prescriptions, and ensuring that labs are up to date.
(2) In 2020 through October. Includes moving a member to longer prescription lengths (shown to increase adherence), adjusting medication intensity in concordance with clinical guidelines, or renewing a prescription that has been lapsed.
(3) In 2020 through October. Net new indicates diagnoses of which Clover did not have a record in the year prior.

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• • • 15• • • 15

Clover generates program savings across a greater scale of the eligible population by having more accurate identification and higher engagement. 16Clover generates program savings across a greater scale of the eligible population by having more accurate identification and higher engagement. 16

• • • • 17• • • • 17

Note: MCR is not a direct equivalent of the federal MLR. CMS does not regulate MCR, but does put an 85% minimum threshold on MLR. Unlike MCR, MLR takes into account, in its numerator, quality improvement expenditures, which would include Clover’s investment in technology for clinical care capabilities. 18 (1) Theoretical minimum MCR for this Star rating. In practice, Clover will cede some margin back to members in the form of more obvious plan designs, consistent with our growth strategy. (2) Based on company analysis of plan design differential, including out-of-pocket cost differential and cost differential of offering an HMO vs. a PPO.Note: MCR is not a direct equivalent of the federal MLR. CMS does not regulate MCR, but does put an 85% minimum threshold on MLR. Unlike MCR, MLR takes into account, in its numerator, quality improvement expenditures, which would include Clover’s investment in technology for clinical care capabilities. 18 (1) Theoretical minimum MCR for this Star rating. In practice, Clover will cede some margin back to members in the form of more obvious plan designs, consistent with our growth strategy. (2) Based on company analysis of plan design differential, including out-of-pocket cost differential and cost differential of offering an HMO vs. a PPO.

(1) In 2020 through October. Represents net new diagnoses surfaced and confirmed via machine learning and clinical rules within our technology platform. (2) Compared to propensity-matched control group from May 2017 to Q1 2020. (3) Compared to members who see a non-CA PCP. Figures represent Q1 2020 results. 19 (4) Compared to members who see a non-CA PCP. Figures represent Q1 2020 results. MCR = Medical Expenses / Premium Revenue.(1) In 2020 through October. Represents net new diagnoses surfaced and confirmed via machine learning and clinical rules within our technology platform. (2) Compared to propensity-matched control group from May 2017 to Q1 2020. (3) Compared to members who see a non-CA PCP. Figures represent Q1 2020 results. 19 (4) Compared to members who see a non-CA PCP. Figures represent Q1 2020 results. MCR = Medical Expenses / Premium Revenue.

Step 3: Further Upside To Economics With Stars

While Clover is rated at 3.0 Stars today, we intend to achieve 4+ Stars over time. The Clover Assistant is expected to be a significant driver of our success given our release of Stars features over the past year.

July 2018

Launch of the Clover Assistant with no Stars features

H2 2019

Initial Stars features rolled out including cancer screenings and flu shot reminders as well as prompt for physicians to address HOS survey measures such as discussing fall risk and urinary incontinence

H1 2020

Further HEDIS features released, such as alert for medication reconciliation post discharge and prompt to address Diabetic Retinopathy exam. Also support for mail order given COVID.

COVID impact on HEDIS and survey measures has limited efforts to drive Stars rating

H2 2020

Rollout of features to support a1c control, medication adherence, and transition in care measures

Future Releases

Releases are expected to continue to address clinical measures as well as incorporate survey education

Regulatory Tailwinds

Government[(1)] support for calculation methodology changes including 1) local, rather than national, comparisons, and 2) alternative weighting methodology for social risk factors, which are insufficiently accounted for currently

We estimate an improvement from 3.0 to 3.5 Stars and from 3.5 Stars to 4.0 Stars would each yield ~500 bps (total of ~1,000 bps) improvement in revenue to be reinvested into more benefits for our members, consistent with our growth strategies.

(1) Based on recommendations from the Medicare Payment Advisory Commission, an independent, non-partisan legislative branch agency. The agency released a report to Congress in June 2020 titled, "Medicare and the Health Care Delivery System," in which the Stars program is discussed.

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Upending the Trade-off: Access vs Cost Is my PCP in the network? Is my hospital in the network? Typical PPOs Is my specialist in the network? Are drugs covered? Typical HMOs High Low Annual Cost What is the plan going to cost me? We offer plans with the access of a PPO at lower than HMO costs. 21 Access Narrow OpenUpending the Trade-off: Access vs Cost Is my PCP in the network? Is my hospital in the network? Typical PPOs Is my specialist in the network? Are drugs covered? Typical HMOs High Low Annual Cost What is the plan going to cost me? We offer plans with the access of a PPO at lower than HMO costs. 21 Access Narrow Open

Note: Assumes lifetime of 7 years (1) Company analysis. Competitor column represents MA plans offered by the competitor with largest market share in the five counties where Clover has the most members. (2) Kaiser Family Foundation. (3) Calculated assuming a 20% coinsurance rate applied to the estimated 2021 primary care visit cost of $103 and level 5 E/M visit cost of $148 respectively (from CMS). 22 (4) 2016 average out-of-pocket spending on medical and long-term care services (from Kaiser Family Foundation). (5) Members with the federal low-income subsidy (LIS) pay $0; $200 represents an average that is comparable to our competitors after considering the LIS.Note: Assumes lifetime of 7 years (1) Company analysis. Competitor column represents MA plans offered by the competitor with largest market share in the five counties where Clover has the most members. (2) Kaiser Family Foundation. (3) Calculated assuming a 20% coinsurance rate applied to the estimated 2021 primary care visit cost of $103 and level 5 E/M visit cost of $148 respectively (from CMS). 22 (4) 2016 average out-of-pocket spending on medical and long-term care services (from Kaiser Family Foundation). (5) Members with the federal low-income subsidy (LIS) pay $0; $200 represents an average that is comparable to our competitors after considering the LIS.

Clover today only offers plans in markets that service 3.1mm lives The Medicare Advantage market is expected to grow 14% annually from $270bn to $590bn Clover has over 50% take rate (1) across established markets Between market growth, take rate in existing markets, and new market expansion, we believe Clover has multiple levers to enable sustained above-average growth for many years to come. (1) Take rate defined as Clover’s net membership growth as a percentage of the market’s net membership growth from December to May in a given period (i.e., prior to and after the impact of the Annual Election and Open Enrollment periods). We define established markets to include markets in which we have over 500 members in December (i.e., prior to the reference period). Our established markets currently represent 13 of our 34 counties, as of 2020. Clover currently offers only individual, non-SNP MA plans and thus uses individual, non-SNP market sizes to calculate market share and 23 take rate. Source: CMS. (2) Assuming Individual, non-SNP MA market as a percentage of total MA holds from 2019 to 2025.Clover today only offers plans in markets that service 3.1mm lives The Medicare Advantage market is expected to grow 14% annually from $270bn to $590bn Clover has over 50% take rate (1) across established markets Between market growth, take rate in existing markets, and new market expansion, we believe Clover has multiple levers to enable sustained above-average growth for many years to come. (1) Take rate defined as Clover’s net membership growth as a percentage of the market’s net membership growth from December to May in a given period (i.e., prior to and after the impact of the Annual Election and Open Enrollment periods). We define established markets to include markets in which we have over 500 members in December (i.e., prior to the reference period). Our established markets currently represent 13 of our 34 counties, as of 2020. Clover currently offers only individual, non-SNP MA plans and thus uses individual, non-SNP market sizes to calculate market share and 23 take rate. Source: CMS. (2) Assuming Individual, non-SNP MA market as a percentage of total MA holds from 2019 to 2025.

Our attention has been focused on our initial, now established markets. With the capital from this transaction, we believe that we can scale our model more rapidly – accelerating our potential growth trajectory in 2023+ by adding millions of Medicare-eligibles to our addressable population. Source: CMS 24 (1) We define established markets to include markets in which we have over 500 members in December (i.e., prior to the reference period). Our established markets currently represent 13 of our 34 counties, as of 2020. Market share defined as plan members as a percentage of the individual, non-SNP market in defined counties. Our attention has been focused on our initial, now established markets. With the capital from this transaction, we believe that we can scale our model more rapidly – accelerating our potential growth trajectory in 2023+ by adding millions of Medicare-eligibles to our addressable population. Source: CMS 24 (1) We define established markets to include markets in which we have over 500 members in December (i.e., prior to the reference period). Our established markets currently represent 13 of our 34 counties, as of 2020. Market share defined as plan members as a percentage of the individual, non-SNP market in defined counties.

While we’ve begun our efforts in Medicare Advantage, we believe the Clover Assistant can scale in many ways. 25While we’ve begun our efforts in Medicare Advantage, we believe the Clover Assistant can scale in many ways. 25

Our play in DC is a natural extension of the Clover Assistant platform, adding significantly more lives under management from a physician panel. 26Our play in DC is a natural extension of the Clover Assistant platform, adding significantly more lives under management from a physician panel. 26

2727

200k 10 months >50% 8 Expected total lives in Of contracting in 2020 Acceptance rate with States with contracted 2021 with 100% CA ahead of launch independent practices physicians in 2021 coverage >1k >120k 500k+ >1,500 Unique beneficiaries Expected 2021 lives Projected total lives in Individual PCPs per signed contract on attributed via claims 2022 with 100% CA contracted average alignment coverage 28200k 10 months >50% 8 Expected total lives in Of contracting in 2020 Acceptance rate with States with contracted 2021 with 100% CA ahead of launch independent practices physicians in 2021 coverage >1k >120k 500k+ >1,500 Unique beneficiaries Expected 2021 lives Projected total lives in Individual PCPs per signed contract on attributed via claims 2022 with 100% CA contracted average alignment coverage 28

We believe our focus on open networks and software-driven care management makes this playbook among the most scalable in all of healthcare. 29We believe our focus on open networks and software-driven care management makes this playbook among the most scalable in all of healthcare. 29

• • • — • — — • — — • — • — • — • — 30 (1) Medicare Shared Savings Programs. Source: https://avalere.com/press-releases/physician-led-accountable-care-organizations-outperform-hospital-led-counterparts• • • — • — — • — — • — • — • — • — 30 (1) Medicare Shared Savings Programs. Source: https://avalere.com/press-releases/physician-led-accountable-care-organizations-outperform-hospital-led-counterparts

Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 31 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 31 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.

Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 32 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 32 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.

Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 33 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.Note: This slide illustrates the functionality that Clover is currently in the process of developing for the Clover Assistant. It is intended as a design concept and does not represent a screenshot of the Clover 33 Assistant in active use today. The final product may evolve and appear significantly different than what appears on this slide.

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37 (1) MCR is not a direct equivalent of the federal MLR. CMS does not regulate MCR, but does put an 85% minimum threshold on MLR. 37 (1) MCR is not a direct equivalent of the federal MLR. CMS does not regulate MCR, but does put an 85% minimum threshold on MLR.

(in millions) 2018A 2019A Counties 19 26 Average Membership 31,485 41,165 YoY Growth (%) 31% (1) Total Revenue $358 $462 YoY Growth (%) 29% (2) Total Medical Costs $343 $450 YoY Growth (%) 31% Gross Profit $15 $12 Gross Margin (%) 4.1% 2.5% MCR, Gross 97.1% 98.8% (3) Operating Expenses $188 $186 Other Income (Expenses) ($29) ($190) Net Loss ($202) ($364) (4) Adjusted EBITDA ($177) ($175) Adjusted EBITDA Margin (%) (50.1%) (38.3%) (1) Represents a non-GAAP financial measure. Non-GAAP Total Revenue differs from Total Revenue on a GAAP basis by adjusting for $67mm in ceded premiums. (2) Represents a non-GAAP financial measure. Non-GAAP Total Medical Costs differ from Total Medical Costs on a GAAP basis by adjusting for $64mm in ceded claims. (3) Operating Expense includes Salaries and Benefits and General and Administrative Expenses per GAAP presentation (4) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITD Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue. See Reconciliation in Appendix for historical numbers. 38 (5) Reflect individual, non-SNP market of 19 markets Clover offered plans in 2018 (6) Calculated based on internal Clover data on Non-ESRD Members vs. PMPM’s as published in the CMS Final 2021 Rate Announcement, Dated April 6, 2020(in millions) 2018A 2019A Counties 19 26 Average Membership 31,485 41,165 YoY Growth (%) 31% (1) Total Revenue $358 $462 YoY Growth (%) 29% (2) Total Medical Costs $343 $450 YoY Growth (%) 31% Gross Profit $15 $12 Gross Margin (%) 4.1% 2.5% MCR, Gross 97.1% 98.8% (3) Operating Expenses $188 $186 Other Income (Expenses) ($29) ($190) Net Loss ($202) ($364) (4) Adjusted EBITDA ($177) ($175) Adjusted EBITDA Margin (%) (50.1%) (38.3%) (1) Represents a non-GAAP financial measure. Non-GAAP Total Revenue differs from Total Revenue on a GAAP basis by adjusting for $67mm in ceded premiums. (2) Represents a non-GAAP financial measure. Non-GAAP Total Medical Costs differ from Total Medical Costs on a GAAP basis by adjusting for $64mm in ceded claims. (3) Operating Expense includes Salaries and Benefits and General and Administrative Expenses per GAAP presentation (4) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITD Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue. See Reconciliation in Appendix for historical numbers. 38 (5) Reflect individual, non-SNP market of 19 markets Clover offered plans in 2018 (6) Calculated based on internal Clover data on Non-ESRD Members vs. PMPM’s as published in the CMS Final 2021 Rate Announcement, Dated April 6, 2020

(in millions) Q120A Q220A Q320A YTD 20A Counties 34 Average Membership 55,444 56,782 57,315 56,519 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 39% (1) Total Revenue $166 $172 $169 $507 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 46% Medical Costs $146 $120 $145 $411 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 22% Gross Profit $20 $52 $24 $96 Gross Margin (%) 11.6% 30.5% 14.2% 18.9% MCR, Net 89.4% 70.1% 86.7% 81.9% (2) Operating Expenses $50 $41 $46 $137 Other Income (Expenses) $2 ($6) $35 $31 Net (Loss) Income ($28) $5 $13 ($10) (3) Adjusted EBITDA ($22) $29 ($18) ($11) Adjusted EBITDA Margin (%) (13.2%) 16.9% (10.9%) (2.2%) (1) Total Revenue includes Premium Revenue (Net) and Other/Investment Income. (2) Operating Expense includes Salaries and Benefits and General and Administrative Expenses per GAAP presentation (3) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITD Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue. 39 (4) Reflect individual, non-SNP market of 19 markets Clover offered plans in 2018. (in millions) Q120A Q220A Q320A YTD 20A Counties 34 Average Membership 55,444 56,782 57,315 56,519 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 39% (1) Total Revenue $166 $172 $169 $507 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 46% Medical Costs $146 $120 $145 $411 Growth Q3 YTD 20 vs. Q3 YTD 19 (%) 22% Gross Profit $20 $52 $24 $96 Gross Margin (%) 11.6% 30.5% 14.2% 18.9% MCR, Net 89.4% 70.1% 86.7% 81.9% (2) Operating Expenses $50 $41 $46 $137 Other Income (Expenses) $2 ($6) $35 $31 Net (Loss) Income ($28) $5 $13 ($10) (3) Adjusted EBITDA ($22) $29 ($18) ($11) Adjusted EBITDA Margin (%) (13.2%) 16.9% (10.9%) (2.2%) (1) Total Revenue includes Premium Revenue (Net) and Other/Investment Income. (2) Operating Expense includes Salaries and Benefits and General and Administrative Expenses per GAAP presentation (3) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITD Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue. 39 (4) Reflect individual, non-SNP market of 19 markets Clover offered plans in 2018.

40 (1) We saw earlier and more long-term script refills in anticipation of the pandemic. (2) As an illustrative example, Humana’s FY2019 Benefits / Premiums resulted in a loss ratio of 85.6%. Humana’s Q1 2019 Benefits / Premiums resulted in a loss ratio of 86.2%.40 (1) We saw earlier and more long-term script refills in anticipation of the pandemic. (2) As an illustrative example, Humana’s FY2019 Benefits / Premiums resulted in a loss ratio of 85.6%. Humana’s Q1 2019 Benefits / Premiums resulted in a loss ratio of 86.2%.

(1) Metric 2021E 2022E 2023E Long-Term Commentary (1) Clover’s formal 2021 outlook will be provided in early 2021, after the completion of AEP and following further CMS guidance on Direct Contracting (2) Excludes Direct Contracting and any other non-MA subsidiaries/entities. (3) Represents average number of members projected over the course of the year. Includes growth through AEP prior to the year and then OEP and SEP during the year. 41 (4) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue. (1) Metric 2021E 2022E 2023E Long-Term Commentary (1) Clover’s formal 2021 outlook will be provided in early 2021, after the completion of AEP and following further CMS guidance on Direct Contracting (2) Excludes Direct Contracting and any other non-MA subsidiaries/entities. (3) Represents average number of members projected over the course of the year. Includes growth through AEP prior to the year and then OEP and SEP during the year. 41 (4) Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense and amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Gross Premium Revenue.

(1) (1) (1) Theoretical maximum MCR impact from incremental Star rating. In practice, Clover will cede some margin back to members in the form of more 42 obvious plan designs, consistent with our growth strategy.(1) (1) (1) Theoretical maximum MCR impact from incremental Star rating. In practice, Clover will cede some margin back to members in the form of more 42 obvious plan designs, consistent with our growth strategy.

5% 10% 21% 64% 43 Source: Latest Estimate, updated from S-4 filed with the SEC on 10/20/205% 10% 21% 64% 43 Source: Latest Estimate, updated from S-4 filed with the SEC on 10/20/20

• • • • • • • • • • • 45• • • • • • • • • • • 45

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47 (1) Based on estimated CMS 2021 base Medicare reimbursement fee rate for primary care visit.47 (1) Based on estimated CMS 2021 base Medicare reimbursement fee rate for primary care visit.

Non-GAAP Reconciliations

`	2018A	2019A	Q120A	Q220A	Q320A	YTD20A
Net Loss	**($201.9)**	**($363.7)**	**($28.2)**	**$5.4**	**$12.8**	**($10.0)**
Adjustments:						
Interest Expense	7.0	23.2	7.8	8.4	9.2	25.6
Amortization of Notes and Securities Discounts	-	15.9	5.7	4.8	4.4	14.9
Income Taxes	-	-	-	-	-	-
Depreciation and Amortization	0.5	0.6	0.1	0.2	0.1	0.4
Change in Fair Value of Warrant Expense	8.3	2.9	2.2	9.6	20.0	31.9
Loss (gain) on Derivative	-	138.6	(14.2)	(5.1)	(68.0)	(87.4)
Restructuring Cost	0.9	3.9	0.6	1.8	0.3	2.7
Stock-based Compensation	3.6	3.3	2.0	1.5	1.5	4.9
Health Insurance Industry Fee	4.6	-	2.3	2.3	1.5	6.0
Adjusted EBITDA	**($177.1)**	**($175.4)**	**($21.7)**	**$28.9**	**$(18.2)**	**$(11.0)**
Premiums Earned, Gross	$353.9	$457.8	163.8	$170.4	$167.2	$501.5
Adjusted EBITDA Margin	*(50.1%)*	*(38.3%)*	*(13.2%)*	*16.9%*	*(10.9%)*	*(2.2%)*

A reconciliation of net loss/income to adjusted EBITDA as projected for 2020-2023 is not provided. Clover does not forecast net loss/income as it cannot, without unreasonable effort, estimate or predict with certainty various individual components of net income, including changes in the fair value of warrants or derivatives. Additionally, discrete tax items could drive variability in our projected effective tax rate. All of these components could significantly impact such financial measures. Further, in the future, other items with similar characteristics to those currently included in adjusted EBITDA, that have a similar impact on comparability of periods, and which are not known at this time, may exist and impact adjusted EBITDA. Reflects an update to presentation materials dated 9/28.

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